
October 19, 2011

<u>Via E-Mail</u>
Gail Shulman
Vice President, General Counsel & Corporate Secretary
MIPS Technologies, Inc.
955 East Arques Avenue
Sunnyvale, CA 94085-4521

Re: MIPS Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on October 11, 2011
File No. 000-24487

Dear Ms. Shulman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Throughout your proxy statement and in your form of proxy card, you disclose that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting, including adjournment. This appears to diverge from the standard set forth in Rule 14a-4(c)(1). Please advise, or revise your materials.

<u>Letter to Stockholders</u>

2.   We note the statements, "Even if you plan to attend the annual meeting, please complete, sign, date and promptly return the [COLOR] enclosed proxy card…" Please revise these statements to indicate that stockholders wishing *to vote with the recommendation of the board* contained in the proxy should submit the "[COLOR] enclosed proxy card."

Stockholders Entitled to Vote…, page 1

3.   We note your disclosure that shares that abstain from voting will not be counted for purposes of determining the number of votes entitled to vote with respect to a particular proposal. We also note your disclosure that the applicable voting standard for Proposal Nos. 2, 3, 4 and 5 is a majority of votes actually cast. Finally, we note your disclosure that abstentions will have the effect of "no" votes in connection with these proposals. Please clarify these statements, which appear to be inconsistent.

4.   Please revise to state clearly that shares held in "street name" by a broker will not be voted on any proposals if the beneficial owner does not provide voting instructions to the broker, or advise.

Proxies, page 2

5.   You state that your directors, officers and employees may solicit proxies in person or by telephone, telegram or other means of communication. Please confirm your understanding that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Proposal No. 1 – Election of Directors, page 3

6.   We note that you reserve the right to vote for unidentified substitute nominees. Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominees in Annex A.

7.   Please revise the business descriptions of your nominees to include brief descriptions of the principal businesses of the corporations and other organizations in which your nominees' occupations and employments were carried out.

8.   Please revise Mr. Weber's business description to clarify his business experience from 2009.

9.   We note your disclosure that the board of directors recommends stockholders' election of the company nominees as directors. Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.

10.   Please provide further background discussion of the contacts you have had with Starboard during the time leading up to the current solicitation. Please describe in further detail the specifics of discussions between the parties at the September 7, September 22,

> September 28 and September 29 meeting with Starboard. Please also describe any communications occurring since the September 29 meetings and if material, the specifics of any of these discussions between the parties.

Cost of Solicitation, page 52

11.   Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

Form of Proxy

12.   Please clearly mark your form of proxy "Preliminary Copy." See Rule 14a-6(e)(1).

13.   Portions of your proxy card as filed appear to be missing. For instance, there does not appear to be a specifically designated blank space for dating the proxy card. See Rule 14a-4(a)(2). Please ensure that you have filed a proxy card that is compliant with Rule 14a-4.

14.   Please revise the text of Proposal 5 so that it seeks approval of the compensation of your named executive officers "as disclosed pursuant to Item 402 of Regulation S-K" or a plain English equivalent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Kenton J. King, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP